Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

SEC File No.: 001-05097

Date: February 29, 2016

Explanatory Note: The following is a transcript of a presentation posted to Tyco International plc’s website.

February 15 Tyco Global CEO Update Webcast

George Oliver, Chief Executive Officer:

Let me talk a little bit about the JCI-Tyco merger. Some of these slides you would have seen. I’ll go through all of the legal jargon there [slides 2-5]. The rationale, let me just step back. As we’ve been on our journey as the new Tyco, we have been working strategy very hard at Tyco. We’ve brought together great businesses, great product businesses, great platforms, great capabilities that we had in the field with our security business that we picked up from ADT and with the fire business that I had accountability for prior to the new Tyco launch. We’ve been working strategy hard to make sure that we’re going to be anticipating and out in front of our competitors relative to what’s technology doing. What are our customers demanding? What are the current trends regionally, globally?

As we’ve been doing that we recognize, that started Tyco On, because we felt that in the electronic world all of what we do is going to converge and going to be able to be connected. With that connectivity you can extract data. Data helps you create new business models, to be able to support customers. We launched Tyco On, day 1 of the new Tyco. We’ve made great progress. I’d like to commend the team that, Joe Bucino and the entire team. The work that they’ve done over the last couple years has been phenomenal. Now being positioned with the leadership, IOT platform that can take everything that we have in the field, all of our sensors, devices that we’ve deployed, the solutions that we build, we can get connectivity, we can collect data, we can apply analytics and ultimately create new businesses that better support our customers.

There’s been a lot of strategy. Last year during our strategy process we actually got into the field and went to customers, many customers, many with the trends with smart buildings and smart cities. We went to cities that are deploying some of the new technology. We went to partners to understand what they were working on as these trends continue to accelerate. We did a lot of learning. As we’ve learned with our startup companies or startup businesses that it’s all about learning. All about learning with the customer, understanding the problems, and then being positioned with the combined capabilities or making the investments to be able to then support solving those problems.

That led to the discussions that we’ve had relative to thinking about the controls part of the business. When we look at connected homes or connected buildings or smart cities, and then throughout all of that creating smart intelligence, that is an important element of taking all of the data that we collect through our devices and sensors around life safety. Then putting that to work to create value for the customers that we serve, whether it be energy utilization or space utilization or supporting smart cities with the infrastructure of smart cities.

That is the strategy behind it, and as we’ve started to engage, felt that these two companies coming together is a powerful combination. That would take the number one position that we have in fire and security with all of our technology platforms and the ability to be able to construct comparative solutions with our installation and services channels combined with the leadership in the building controls platform, as well as a number one position in commercial HVAC.

[Slide 6] Going through that, this is one of the charts that we used when we announced the merger. We become a global leader, $32 billion in revenue. This is post the Adient spin so you all are aware Adient is the automotive business that was already planned to spin out of the JCI portfolio.

A comprehensive portfolio of building and energy platforms. It’s a highly strategic combination of full-scale building products and services integrating the best in class of our products with theirs. The installation service capabilities across control, fire, security, HVAC, and power solutions. More important now is we look towards the future, the ability now to change the game in how we create new innovation and new business models that ultimately get at things that customers have been trying to solve over the past few years. They’re complementary. They offer comprehensive and innovative solutions globally across a number of key end markets.

Then it also enables us, with the expanded footprint, to work with our customers much more intimately in how we deploy the type of solutions that we deploy. Lots of customer value through the combination. Our ability to be able to leverage the combined capabilities and ultimately with the footprint that we have accelerate the growth. This is what is behind the merger.

[Slide 7] When you look at our position, whether it be energy and power or buildings and controls, HVAC equipment on the top, that’s the JCI capabilities combined with what we do, fire products, security products, integrated solutions and services and life safety products throughout. At the end of the day, in any one of the spaces that we compete, we have leadership brands and a reputation that is number one across the board in every one of the categories, controls, fire, security, and power solutions.

[Slide 8] This is a simple chart but there’s a lot behind it. This is where we started. We felt that when we launched the new Tyco as we took all of our businesses and capabilities and put them together in an operating company that we were going to be uniquely positioned to be able to capitalize on the connected world with all of the sensors that we deploy and the products and devices that we deploy. That’s what led to our Tyco On strategy. You’ve seen this IOT chart a number of times over the last 2 or 3 years. What we learned during our strategy trek is that in every one of the end markets, we simplify it here, but whether it be what we do in the consumer space, supporting residential homes across the globe, our security products platform creates a lot of technology and devices that we deploy into that space, as well as globally. We have a leadership subscriber base where we configure solutions and we ultimately perform the service on top of those solutions.

Smart buildings across, we say smart buildings but it’s smart infrastructure across all of the end markets that we serve that now with all of our sensors and devices we can converge that and ultimately create what I’d say market-leading solutions and then smart cities is within infrastructure now just the connectivity and how that’s advancing around some of the key cities across the globe and how they’re now driving a much more efficient city. Most important is what we are learning, and this is true, I’d say we’re most advanced in retail. Taking the same infrastructure that we utilize to support life safety solutions, that becomes the input or the sensor capability that allows us to solve bigger problems.

You wouldn’t believe that our Sensormatic infrastructure that we deploy with retailers, which was a solution deployed decades ago protecting merchandise, that is the same backbone that we’re now utilizing to connect other senses and devices to provide real-time inventories which allow retailers to get uplift in sales and making sure that they have the right product at the right time when a consumer wants to buy. Now recently with the acquisition of ShopperTrak and FootFall, the ability to now track traffic throughout a retail operation, which ultimately enables them to better optimize the utilization of their space within the retail.

Those are the type of things that we’re now going to be uniquely positioned to solve. I would say that that exists, that opportunity exists across every vertical that we serve today with the devices that we deploy. Now combined with Johnson Controls we’re going to be able to take all of those inputs and then put together a compelling solution that will enable us to be able to solve big problems, create a lot of value for customers, and then be able to capitalize on the growth.

[Slide 9] This is a graphic depicting what I just explained that when you take a typical building or typical infrastructure within any one of the end markets, it would show you in the green what the Tyco strengths are with our capabilities that we have, and then combined with what you see in the blue which is the Johnson Controls strengths. As we think about this convergence, we were just having the discussion today with the senior team here about gas detection. We have a little bit of the same across our detection platform where we have a lot of capabilities, part of a truly optimized within one platform that gives us a compelling advantage in how we create value for the customers that we serve. When you think about the building or any type of infrastructure that we support, how do we now simplify that, enable it with the data, and then now be positioned to solve whatever problems that our customers want to solve?

This just reinforces that. When you look at some of the key offerings here to create a smarter customer offering, utilizing information technology, analyzing data, optimizing energy effort, enhancing asset utilization. A lot of the big elements of how we create value. Energy storage, now with the power solutions business within JCI. Being able to now with the trends of distributed power renewable support, new battery technologies, enabling that to better support the buildings. Then building technologies the combination of what we’ve done with our Internet of Things platform Tyco On, combined with their leadership control platform, which is Metasys. At every level of infrastructure they have a solution to be able to control that environment.

Those two combined creates an unbelievable technology platform. Then on the enterprise assets, what I was just explaining in retail, how do we now utilize all of the data that we collect to optimize how our customers utilize their assets? The combination uniquely positioned to have a more integrated, connected, and data rich feature, which ultimately now as we think about the next 5 or 10 or beyond, we’re going to be very well positioned to be able to capitalize on.

In some ways pretty much where I started that we wouldn’t be where we are today if it weren’t for the work that we’ve all done in the first 3 years in getting the company together into an operating company. More important recently focusing on how do we better solve customer problems. That led our strategy ultimately to lead to the merger with JCI. Then you can see with the combination we have an unbelievable global enterprise, $32 billion in revenue. We have the number 1 position in fire security and building control as well as commercial HVAC. The combination with the technology that we have and the combined portfolio and then the access that we have with our customers with the combined channels give us an unbelievable position to ultimately change the game as we think about the future.

On that, what we’d like to do is spend the rest of the time here, we’ve got plenty of time for Q and A. We can take questions from the audience here as well as we’re prepared for any of the folks that are on the line be able to feed in questions either online or through the webcast. Let me now open it up for any questions.

Question and Answer Session

Q:	For a lot of Tyco, building control systems is a new market, we’re unfamiliar with it. Can you just talk a little bit about the competitive landscape? Who are the major players traditionally? Who are the companies we’re concerned about, a la Google or Nest who may come in and try to own the building? Then what is the differentiating value proposition that JCI with Tyco brings to that market?

George:	Sure. They have a lot of the same competitors that we have that have the controls technology. Honeywell has controls technology that they distribute through their distribution. They don’t have the direct channel or a significant direct channel that they deploy that’s similar to JCI. You have Siemens. Siemens globally has very strong technology, can do integration similar to what we’re discussing here. They’re probably the closest to, with their capabilities the closest to this combination as far as how we compete with. UTC, UTX has some controls technology. Again, they are now not operating as one, they are operating as multiple businesses. They go to market very differently across their set of businesses. There’s lots of versions.

We truly believe that in a connected world that having access, the access that we have to our customers through our channel is very important. We’re learning that in retail, because retail is most advanced in a connected world. If we get this right that we create compelling technology platforms that enable us to be able to connect all of what needs to get connected, collect all of the data that we collect today, we put that to work in new business models that are solving much bigger problems for the customers. We deploy that through the depth and expertise that we have in the field that are working directly with our customers.

Just in the last 18 months I would tell you that we’ve learned more through the growth board projects relative to what is really important to our customers. Let me just explain a little bit about that. Historically we’re viewed as a cost or something that’s viewed as being compliant. When they’re looking at return on investment, they don’t think of it as a return on investment. They’re not viewing it as having a lot of payback, but it’s critical. The new business model that we’re developing as we’re learning more about beyond just the view that we’re helping them be compliant, and these are important devices and the like to be able to protect people and protect facilities.

Now being able to solve much bigger problems above and beyond the life safety aspect of what we do that has created compelling solutions, giving them real-time feedback, meaning solutions that either from a Capex standpoint or Opex that we can provide immediate returns on that service. That’s what’s really exciting for me. In every one of our growth board projects we’re beginning to see that, that it’s not just the enhancing life safety, it’s enhancing life safety, and oh by the way with all of the data that we collect in this connected in this environment, we can create new business models that solve much bigger problems.

I truly believe that contrary to what’s happening in the home, I think the home is being dummied down a little bit and there’s a lot of DIY and there’s a lot of equipment that you all can take and configure to optimize your living. I think in the commercial space it is going to be a little bit different that because of the risk, the liability, and then the environment that you’re working in, there’s a lot more to how you actually configure what we can do and then ultimately deliver on that commitment over a lifecycle. I think that’s the current trend. I’m behind the strategy. As you can see I’m very excited and think that this is ultimately going to get it.

It’s going to open up markets, let me put it this way. We believe that it goes from $120 billion life safety market that we serve today and at least 10x’s it. All of a sudden now we’re now competing in a billion dollar, I mean a trillion plus market. Instead of looking at our business incrementally with what we do today, it allows us to expand our view and go at much bigger markets for the future. Thanks Barry.

Q:	What is the future of the Tyco brand?

George:	What I would start with is no one’s prouder of the Tyco brand than myself. We believe that the work we’ve done with the work you all have done globally from where we were, we tested it when we did the separation, and now even more important 3 years later it’s an awesome brand. It’s stood for high quality, high technology, customer, all of the things you want in the Tyco brand. As we think about this coming together, they will definitely, although we’re becoming JCI as the corporation, certainly with be the portfolio and the different levels of products and services that we provide, there’s a lot of strength in the Tyco brand and the life safety markets that we serve.

That will be no different than what we’ve been trying to do within Tyco. We’ve got Tyco as a house of brands. JCI is, what you saw [on the slide], a house of brands. What’s important is that we continue the strength of those brands and don’t lose any of that brand equity. More important as we’re developing the new that we are now strengthening the top level brands of the company that will ultimately I think longer term reposition the company as a real innovator growth type company in how we go about driving solutions for our customers, is my view.

Q:	When will Tyco’s integration team be identified?

George:	Not soon enough. The success of any merger integration is certainly the planning behind it. We’ve done a lot of work. We did have a very thorough process and diligence around the deal. We’ve had a deal team working on that. Now that we’re getting into the integration phase, there’s a lot of work to be done. Getting that right, getting the right structure around the key work streams, getting the right leadership on both sides, recognizing that we have an opportunity here to change the game. We need leaders that think like that and how we put the combined capabilities together, and then our position to be able to deliver on the synergies.

The synergies for the size of the two companies coming together is viewed as being relatively low. That comes down to as a percent of revenue where you can do all kinds of assessments. I think it’s relatively low. Our opportunity here is we didn’t count the revenue synergies in the economics for the deal. We have a huge opportunity to take what we do today to leverage it even broader across the combined customer base, across the combined distribution. Then at the same time be working to then change the business models that we think longer term will now capitalize on the growth opportunities. Those revenue synergies haven’t been included in the deal.

What was included was the operating synergies, which again is a relatively small percentage of the overall cost base within the combined company. There’s some tax benefits, some duplication of a public company cost. Then when you look at the footprint, the combined footprint, there’s opportunity to be able to optimize that as we think about how we support the business. We got the cost identified, we’re now working to get the revenues. The most important part of the deal is growth. I truly believe this is very strategic, it’s very aligned to our customers, it’s very aligned about creating customer value. If we can do that, we’re going to grow. The leverage on the growth will far exceed what we believe we can achieve in costs. We need to demonstrate that right out of the gate in the first year of the integration.

The answer is we’re working through that now, we’re working fast, we’re working, Alex and I have a great relationship. We’re working at, for those in Tyco just to give you a sense of what is going to happen here, I remain on the combined board. I will be the COO for 18 months. I’ll have accountability for all of the operations. I’ll have accountability for all of the key leadership positions with Alex. Then ultimately after 18 months I step up to run the combined company. In a merger of equals it’s fairly typical that there is some kind of transition plan. That ultimately is the plan. I truly believe that we get the integration team right, we start planning that, it’s going to be fundamental to our longer-term success as we execute on the combined company.

Q:	My question is around the merger and just the comments you can make as it relates to the two companies’ cultures in terms of the similarities, potential differences, opportunities, and so forth as you look to the opportunities beyond the combination.

George:	Any research will tell you that that’s probably the single biggest challenge. We’ve learned that to be honest with you, on steroids here within Tyco. I would tell you that my biggest challenge since I was announced taking over Tyco in the last 4 years has been that. That all being said, we’ve learned through that, we’re sensitive to difference and different styles and ways in leadership and all that. That shouldn’t get in the way of ultimately then building what we believe is going to long-term be a very compelling combination. In the early days it’s understanding those differences, being sensitive to those differences, and then as we’re building teams and we’re building the leadership that we’re trying to, not mitigate per se but match the two in the best way that enables us to execute.

What I would tell you is that my sense, some attributes, we pulsed customers, JCI is a very strong customer brand. Actually in some cases stronger than Tyco. Very strong customer focus, very intimate reputation of high quality, consistent performance. That’s good. We’ve been working to improve our service delivery and customer reputation and the like. What I would say is that in the industrial space, very much respected, very much as far as technology, the technology and capabilities. Engineering technology. That is no different than our company. We pride ourselves in having been in the life safety industry for over 100 years in that we’ve led the industry with what we do.

I think that will fit. I’ve had the opportunity to introduce myself at their global town hall meeting right after the announcement. In many ways, I say this, it felt like I was at a town hall meeting within Tyco that there was a lot of excitement about the deal, lots of good Q and A. We’ve interacted with a lot of their leadership. There’s going to be differences, but I truly believe that where we’ve been on our journey, that has been trained us to be inclusive, to be listeners, to be sensitive. At the end of the day being decisive and what we believe is going to be critical for the future. Is that fair?

Q:	Tyco has put a great effort towards E3. How does that fit in with Johnson Controls?

George:	Let me just, for everyone on the call if you’re not familiar with E3, one of the things that we’ve under-levered in the first 3 years is the access we have to our customers in our direct channels. We have in our installation and service businesses globally, we have almost an $8 billion franchise. We support every day 3 or 4 million customers. When you look at all of our data, and truly look in the mirror and incurred an assessment, we weren’t capitalizing on that because of all of our complexities and all of our multiple systems and all of the different ways that we worked with our customers.

Brian Young came in about a year and a half ago. This was in line with that. Once we got the operational, the functional operations aligned supporting the operating company that we truly narrowed it, needed to put that to work from a quote perspective, from a commercial excellence standpoint. Brian has been leading the commercial team and really driving commercial excellence. How do we better align ourselves to customers and how do we work? What are our customers saying about us from a customer satisfaction standpoint? How do we capitalize on lead generation and how do we have the right incentive systems, all of the above?

As we were doing that we recognized that there’s a lot of ways to simplify how we work. That’s enabled by IT solutions. In the historical sense when you say we’re going to do a big ERP deployment, all you think of is a lot of money, and they never go well. In the new world, and I think Salesforce.com is a great example, they’ve simplified being able to connect data on the front end of companies that surrounds customers and then enables not only the salesperson, but the service technician, the technical support, the management all to be on the same page real time.

You say, really? Can we really do that? We’re doing it, we already started. In the UK and continental Europe it’s being done today. It’s fascinating the data that you get. Now our ability to solve problems instantaneously when a customer problem happens because the right personnel has the visibility. They make the call or respond or whatever it may be to solve the problem. It truly now is going to be what operationalizes our customer intensity and passion for growth.

Q:	I’ve got a very specific technology question. I didn’t see it up there, but maybe you can comment about battery energy storage technology. I’m not sure if it’s under the JCI blanket or not.

George:	Great question. There’s a lot of debate in the power solutions business. The remaining $32 billion have come together with our combined business, we’re roughly 10 billion. They are 22. Almost half of that 22 is power solutions. It’s battery business. They’ve been taking advantage of the trends. It’s mainly in the automotive space going to the start-stop batteries, but at the same time now being able to develop technologies that are deployed and distributed power and those type of solutions that ultimately get, they are implemented in some of the building solutions that they serve.

I think it’s going to be an interesting space for us to learn more. They certainly either internally have the capability and/or have partnerships in the light that they work with and how we think about battery technology and the place that that has in our future. I think that’s something that when we look at the remaining portfolio that we can begin to leverage a little greater. A lot more to learn. It’s a great business. The fundamentals of the business today are very strong, similar type fundamentals as the building efficiency combination. The building efficiency, when you look at efficiency, I think they are roughly I think 12 or 13 billion in building efficiency combined with us. You have an unbelievable platform in buildings, and then power solution is 9 or $10 billion. It’s going to be a very attractive combination here and something that we’re going to have to start to really try to leverage some of that technology in a broader way.

Q:	How big is JCI’s fire and security business and how much overlap is there with ours?

George:	It’s relatively small as a percentage of their overall revenue. Without getting into details there’s a little bit, but I wouldn’t say anything significant. That’s what gives us confidence here that as we look at our combined capabilities where we play, where they play, how we play in most cases is very different. The idea here is that with the combination you are taking two very different businesses, themselves with a controls leadership position with their power solutions combined with our position, life safety, and putting together a real combination that is totally focused on creating value for customers. Then because of that we’ll be positioned to be able to accelerate growth. If everyone thinks about it that way, that’s exactly why we did the deal. We truly believe that longer term this is going to create a company that’s got a lot of opportunity and a big future relative to what we’re doing.

Q:	My question is around market feedback relative to the deal that’s been announced either from our distribution customers or the end-user enterprise accounts. Is there anything that you can share with us on their reaction to the announced merger?

George:	I would tell you some of this is, it isn’t science. It’s just some of the initial feedback. I had a number of comments from customers that as you meet and engage with customers, they absolutely see where the opportunities are and how the combination is going to be able to make them operate better, enable them to be able to create a lot of value, be able to drive strong operational or better operational improvement, and ultimately take advantage of the convergence of technology. I’ve had a number of customer calls that has validated the strategy. Last year as we went through the strategy trek we also pulsed that relative to customers and some of the key let’s say thought leaders that are driving smart homes, smart buildings, intelligent operations. I would say that from a customer standpoint.

The other thing is that in any of our leadership meetings or any opportunity for me to get feedback, the feedback from our field which is closest to our customers from a direct channel standpoint, the feedback has been overwhelming, whether it be sales leaders, district managers, regional leaders. I spend most of my time on the road. All of the engagements I’ve had has reinforced the value in this deal and our ability to better support customers enable them to be more innovative in how they solve customer problems, and then ultimately enable their growth as individuals. That’s where I look at it. This is viewed about supporting our customer’s growth, creating value, supporting our customer’s growth. It’s about creating growth for all of you. Then it’s our ability to then create growth for our shareholders. When you think about the value proposition, there’s a value proposition to anyone that ultimately is touched by this deal.

Q:	How do you describe the Internet of Things connectivity journey of Johnson Controls and its current status versus Tyco?

George:	I think in their controls world because they are closer to what ultimately creates value. When I say value, a higher ROI for the type of solutions that they deploy in reducing energy consumption. It’s a big, especially when oil prices were through the roof. There’s a significant value proposition in being able to optimize energy utilization within buildings. They capitalize on that in a big way. They have performance solutions that they deploy that enable them to create a lot of value. They’re beginning to understand that in a building similar to what we do there’s a lot of sensory capabilities with their devices. I wouldn’t say that they’re as far along as we are at least with the thinking. They’ve been more focused on the controls and the environment that comes together.

Think of it as simply their sensors with ours in a building. There’s no other company that has as many devices deployed. Every device goes from being a one-dimensional device to multidimensional. They can house multiple systems. Not only what it does today, but potentially other capabilities that enable us to optimize the infrastructure and how we sense that environment. Then with that sensoring, all of that can be connected. You can collect data. The data historically has been more used for reactive, for reaction versus proactive insight and how you potentially use that data in a different way to be able to solve bigger problems.

A lot of the optimization is space optimization. A lot of customers didn’t even know how they’re utilizing space. When you look at commercial infrastructure, very underutilized. Think of our life safety sensoring can be a big part of the solution and how you on a real time basis monitor how space is being utilized, and then being able to deploy changes that ultimately make it more optimal. That’s a simple solution, but there’s many more. I think I would say that Alex would tell you that he believes that we are more advanced around the IOT concept and the work that we’ve done to ultimately create this new platform. He would say that that combined with the Metasys control element of what we do or can do is going to be a very powerful combination.

Q:	How does our retail business blend with the JCI-Tyco commercial industrial common ground?

George: If anyone in retail has any doubt relative to our commitment to retail, I think I would be concerned. I’ve been part of retail 10 years. It’s a space that I’m very intimate with and truly believe that we have a competitive advantage not only in being able to create value through the traditional solutions that we provide, but now with the infrastructure that we have fundamentally changing the game. That’s what we’ve been doing with the organic investments that we’ve been making, and then we’ve enhanced that with the acquisitions we’ve made in traffic with FootFall and ShopperTrak. We’ve got a billion plus platform in retail. We’re creating a lot of value. I think we’re going to be positioned to capitalize on all the trends and the connectivity and the retail space and ultimately supporting the customer bases. That hasn’t changed one bit.

We just closed one of our biggest deals here recently, which is ShopperTrak. It’s an awesome business, creating a lot of intelligence in the retail space, creates a lot of value for the retails we serve. That could be fundamental to some of the other verticals that we also support. The way I think about retail, it’s on the leading edge of capitalizing on convergence and connectivity. The same principles apply across every one of the other verticals that we support. We can learn from that. We truly believe that we’ve got a very strong position retail, JCI has less of a position in retail. With our position we can enable even more success with the combined portfolio to be able to serve that retail, that significant vertical for the company. I think we’ve got a great platform. It’s just going to get even better with the combination being able to capitalize on that high-growth vertical.

George: I want to thank everyone for a really nice first quarter getting off to a decent start. It is a tough environment. I think that warrants us to make sure we stay focused on our customers and continuing to execute on the commitments we’ve made. We are making progress on the commercial front. We’re making progress on the innovation front with some of the new businesses and new technologies that we’re developing. That gives me a lot of confidence that we’re going to be positioned to deliver a very strong year, which in 2016 is very important. As we think about the merger, we finish a strong year, and then the merger allows us to be able to then be positioned to deliver even more in 2017 and beyond.

As you can tell, I’m very excited and passionate about the merger. I truly believe that this was the right next step for Tyco and the capabilities that we’re going to be able create. More important about the future that we are creating. Not only for the customers that we serve, all of you is critical to the team and to our success, all of you as individuals and teams. Then being able to as a company being able to attract investment such that with the growth that we achieve we get rewarded with the investments we get from our shareholders. On that, I want to thank everyone for their time for the second quarter call. I look forward to coming back in another quarter to give you an update on the second quarter, and then give you additional insight that we have relative to the merger. We’re going to sign off here. Ron?

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). JCI and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

PARTICIPANTS IN THE SOLICITATION

JCI, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of JCI and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding JCI’s directors and executive officers is contained in JCI’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and JCI to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES

The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco International plc and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco International plc for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.